DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

October 25, 2007

Mr. Richard J. Heckmann
Chief Executive Officer
Heckmann Corporation
75080 Frank Sinatra Drive
Palm Desert, CA 92211

> **Re: Heckmann Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 5, 2007**
> **File No. 333-144056**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment three from our letter dated October 1, 2007. However, we believe that additional discussion regarding the implications and conflicts associated with the co-investment is warranted. For example, but without limit, discuss the degree to which the co-investment acts, on a functional level, like a call option in favor of Mr. Heckmann.

2.   Your disclosure responsive to our prior comment five indicates that Heckmann Acquisition LLC may not transfer or issue additional interests in itself during the escrow period subject to certain limited exceptions. Please revise your page 76 disclosure to indicate these exceptions.

3.   We note your response to our prior comment one and the revised disclosure throughout your prospectus. However, we believe that additional disclosure is warranted, particularly in the front of your document. Please revise to:
   a. Clearly delineate those transactions where investors will/will not receive financial statements for the target; and
   b. In those instances where financial statements would not be available, revise to indicate how the target's fair value will be determined – including whether it will be independently appraised.

4.   We note disclosure throughout your Form S-1 indicating that management may purchase additional shares in the company following the offering, and that management will have discretion to vote these shares. Please disclose the factors that would be considered by management in determining to make these purchases and determining the amount of these purchases – including any factors relating to the anticipated approval or disapproval of the business combination.

5.   It appears as if the company has eliminated disclosure describing the underwriter's unit purchase option from the cover page of the prospectus. Please advise or revise.

Summary

6.   On page nine you indicate that if Mr. Heckmann fails to purchase the co-investment units then Heckmann Acquisition, LLC has agreed to sell you "its founders' shares and founders warrants" for $1,000. As an initial matter please clarify whether this will be the company's exclusive remedy for the breach of contract. Also, please clarify the amount initially paid for these securities and clarify the distinction between the founders' warrants and the sponsors' warrants.

7.   We note that the company has added disclosure on page nine indicating that Mr. Heckmann has a lower average cost basis in his securities than the public stockholders will and "therefore his investment goals and motivations may differ …" Please revise to indicate, if true, that his lower cost basis may allow him to profit on transactions which would be unprofitable to the public shareholders.

8.   Please clarify the nature of the "certain limited exceptions" referred to at the bottom of page 16.

Risk Factors, page 21

9.   Please revise your page 31 risk factor "Richard J. Heckmann, our Chief Executive Officer …" to improve its readability and more succinctly explain the risk to investors. In this regard we note that much of the disclosure contained in this paragraph is more appropriate to other sections of your document, including your Summary and Proposed Business sections.

10.   Please revise your page 32 risk factor "We may redeem your unexpired warrants …" to more clearly explain the risk to investors, particularly in light of your cashless exercise feature.

Proposed Business, page 53

11.   Your disclosure on page 57 includes a lengthy reference to the Risk Factors section of the document in lieu of addressing the issue within the paragraph in which the issue is raised. Please revise to eliminate the cross reference and address the point raised by the risk factor more completely here in your Proposed Business section.

Conflicts of Interest, page 72

12.   We note that the company has added disclosure on page 74 responsive to our prior comment 14. However, we believe that additional clarification is warranted. Please revise to indicate whether Messrs. Osborne and Quayle are required by their pre-existing fiduciary duties to present business opportunities to these other entities.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Gregg A. Noel, Esq.
Fax: (213) 687-5600